
10013009

33161383

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees

Exact name of registrant as specified in charter

0001159297

Registrant CIK Number

11-K

Electronic report, schedule or registration statement of which the documents are a part (give period of report)

1-31215

SEC file number, if available

MeadWestvaco Corporation

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, June 14, 2010.

MeadWestvaco Corporation Savings and Employee Stock Ownership Plan
for Bargained Hourly Employees
(Registrant)

By: [signature]
Treasurer
MeadWestvaco Corporation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM______ TO______

COMMISSION FILE NUMBER 1-31215

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

MEADWESTVACO CORPORATION SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN FOR BARGAINED HOURLY EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MEADWESTVACO CORPORATION
501 South 5th Street
Richmond, Virginia 23219-0501
Telephone: 804-444-1000

REQUIRED INFORMATION

The following financial statements and exhibits are furnished as part of the Form 11-K Annual Report for the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees ("Plan"):

TABLE OF CONTENTS

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.



BDO Seidman, LLP
Accountants and Consultants

300 Arboretum Place, Suite 520
Richmond, Virginia 23236
Telephone: 804-330-3092
Fax: 804-330-7753

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
MeadWestvaco Corporation Savings and Employee
Stock Ownership Plan for Bargained Hourly Employees

We have audited the accompanying statements of net assets available for benefits of MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees (the Plan) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

BDO Seidman, LLP

Richmond, Virginia
June 11, 2010

MEADWESTVACO CORPORATION

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FOR BARGAINED HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2009	December 31, 2008
Investments, at fair value:		
Interest in the MeadWestvaco Corporation Master Trust	$251,017,248	$155,325,730
Participant loans	16,440,899	16,364,675
Total investments	267,458,147	171,690,405
Contributions receivable:		
Employer	101,007	50,725
Participants	636,391	205,039
Total receivables	737,398	255,764
Net assets available for benefits, at fair value	268,195,545	171,946,169
Adjustment from fair value to contract value for fully benefit-responsive contracts	2,080,537	3,901,087
Net assets available for benefits	$270,276,082	$175,847,256

The accompanying notes are an integral part of these financial statements.

MEADWESTVACO CORPORATION

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FOR BARGAINED HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended

	December 31, 2009
Additions:	
Contributions:	
Participants	$ 13,042,558
Employer	6,692,378
Interest in net earnings of MeadWestvaco Corporation Master Trust	94,598,265
Total additions	114,333,201
Deductions:	
Withdrawals and distributions to participants	(19,845,769)
Total deductions	(19,845,769)
Net increase in plan assets during the period	94,487,432
Transfer out	(58,606)
Net assets available for benefits:	
Beginning of year	175,847,256
End of year	$270,276,082

The accompanying notes are an integral part of these financial statements.

MEADWESTVACO CORPORATION

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FOR BARGAINED HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan

Organization and Administration

The MeadWestvaco Corporation Savings and Employee Stock Ownership Plan ("ESOP") for Bargained Hourly Employees (the "Plan") is a defined contribution plan. The Northern Trust Company is the Plan's Trustee (the "Trustee"). The Plan is administered by the Benefit Plans Administration Committee and the Benefit Plans Investment Policy Committee, both of which are appointed by the Chief Executive Officer of MeadWestvaco Corporation (the "Company"). Plan participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Eligibility and Vesting

Generally, all bargained hourly employees of the Company are eligible to participate in the Plan. All participants vest immediately in participant contributions and Company matching contributions.

Contributions

Any eligible bargained hourly employee, after completion of the applicable probationary period, can make contributions to the Plan up to 50% of eligible compensation (straight-time earnings) in increments of 1%. Contributions may be: (1) before-tax, which are not considered to be current taxable income of the contributing participant; (2) after-tax, which are considered to be current taxable income of the contributing participant; or; (3) a combination of before-tax and after-tax. Additionally, beginning at age 50, catch-up contributions can be made up to a maximum of $5,500 for 2009. Under the Tax Reform Act of 1986, participants meeting the definition of highly-compensated employees are limited by certain rules set forth by the Internal Revenue Service ("IRS") as to the percentage of eligible compensation that they can defer.

Note 1 - Continued

The Plan also allows for employees who had tax deferred savings accounts with another employer to roll their funds into the Plan. Such funds can be rolled over directly from the other employer's plan, or from an Individual Retirement Account into which the employee had already deposited such funds. Participants may change their contribution levels as often as desired. Contributions are subject to certain limitations. The Company makes monthly cash contributions at a determined percentage of eligible compensation as specified in applicable participant collective bargaining agreements. Company contributions are invested in the MeadWestvaco Stock Fund. The Board of Directors of the Company may adjust the match percentage and may approve additional Company contributions at its discretion. The Company made no additional discretionary contributions during the 2009 plan year.

Investments and Account Balances

Plan participants may choose from among 22 funds in which to invest. The MeadWestvaco Corporation Retirement Savings Master Trust (the "Master Trust"), which was established on May 1, 1999, holds the assets of the Plan and the assets of the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees. Allocations of investment earnings are based on account balances, as defined. The Plan allows for diversification, within limits, of Company contributions made to the MeadWestvaco Stock Fund, beginning at age 55. Effective January 1, 2007, participants can diversify all Company matching contributions. Effective June 5, 2008, the Plan has added the Treasury Money Market Fund as an additional investment vehicle to provide for capital preservation.

Withdrawals

Under certain circumstances, a participant may request a withdrawal from his or her account subject to certain requirements. The minimum amount for an in-service withdrawal is $1,000. Withdrawals are generally paid in cash, but withdrawals from the MeadWestvaco Stock Fund are allowed in cash, shares, or a combination of both at the discretion of the participant. Distributions are based on the fair value of the participant's account as of the valuation date. In-service withdrawals may be taken by participants at any time while employed by the Company.

Note 1 - Continued

In-service withdrawals can come from: (1) an after-tax rollover account; (2) an after-tax contribution account, provided that after-tax contributions made on or after January 1, 2003, that have been matched, will not be eligible for withdrawal for a period of 24 months following their investment in the Plan; (3) a before-tax rollover account; (4) an account that includes pre-May 1998 Company matching contributions made on the participant's behalf if the participant was an employee of The Mead Corporation before January 1, 2003, and; (5) an account that includes pre-2003 Company matching contributions made on the participant's behalf if the participant was an employee of Westvaco Corporation before January 1, 2003, except that withdrawals from this sub-account may be taken only once every 36 months.

At age 59½, portions of an account balance, including before-tax contributions, may be withdrawn without penalty subject to the minimum withdrawal amount.

Hardship withdrawals are allowed for an immediate and heavy financial need as specified by the Tax Reform Act of 1986 only after all other resources, including Plan loans and withdrawals, have been exhausted. The amount of the withdrawal may not exceed the amount needed to satisfy the hardship plus any taxes, including penalty taxes or other fees, on the withdrawal. Hardship withdrawals are paid out in cash only and are taken first from an account that includes prior ESOP contributions and then from the participant's before-tax contribution account. If a hardship withdrawal is taken, contributions are suspended for six months.

A participant terminating employment with the Company for any reason may elect to receive a distribution of the entire value of his or her vested accounts at any time, or may elect to retain his or her accounts in the Plan in full until the attainment of age 70½, if the balance is $1,000 or greater. Terminated employees who leave their account balances in the Plan may take four partial distributions per year on either a non-scheduled or a periodic basis. The minimum withdrawal amount is $1,000 or the total value of the participant's account balance, whichever is less.

Note 1 - Continued

Transfers

Net transfers are due to employees moving from the Plan to the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees.

Loans

Participants who are current employees of the Company may obtain loans for any reason. Loans are limited to the lesser of $50,000 or 50% of the vested value of a participant's accounts with a minimum loan amount of $1,000. For loans issued on or after October 1, 1997, a participant's vested accounts in the Plan are the source of the funds for a loan. Prior to October 1, 1997, the Trustee obtained funds for loans to participants from other lending institutions. Repayments, including interest at a rate of one percent above the prime rate, established at the time of loan origination, are reinvested in a participant's vested account, in accordance with the participant's current investment election. Repayments are generally made through payroll deductions. Participants are restricted to two outstanding loans at any time, only one of which may be for the purchase of a primary residence. Loan terms range from 1-5 years except for loans for the purchase of a primary residence which may be for up to 15 years.

Employees of Westvaco Corporation who had three loans outstanding prior to January 1, 2003, may continue to repay all three loans under the original terms. Once one loan is paid off, the two-loan limit applies.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan or a determination by the Board of Directors to never again contribute to the Plan, Plan assets shall be distributed in accordance with the Plan document.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan were prepared under the accrual method of accounting.

Use of Estimates and Assumptions

In accordance with accounting principles generally accepted in the United States (GAAP), the preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

Allocation of Units of the Master Trust

Each month, the value of each individual plan's investment in the Master Trust is determined by specific contributions to that plan, net of withdrawals and distributions, and a proportionate allocation of Master Trust earnings. The Plan's interest in Master Trust earnings is comprised of interest and dividend income and the net appreciation (depreciation) in the fair value of investments. Net appreciation (depreciation) in the fair value of Master Trust investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

The allocation percentage of these earnings is calculated on the monthly valuation date by dividing the current plan's fund balance by the consolidated fund balance of both plans participating in the Master Trust.

Security Transactions and Valuations

The Master Trust's investments are stated at fair value, with the exception of its synthetic guaranteed investment contracts ("GICs") which are stated at fair value with an adjustment to contract value separately listed in the statements of net assets available for benefits. The fair value of a financial instrument is the amount that would be received to sell an asset in an orderly transaction between market participants at the measurement date (the exit price).

Note 2 - Continued

Security transactions of the Master Trust are accounted for on the trade date. Investments in the Company's stock are valued at fair value based on the closing price on the valuation date as reported on the New York Stock Exchange. Mutual funds and collective trusts represent investments with various investment managers. The respective fair values of these investments are determined by reference to the funds' underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at net asset value as of December 31, 2009 and December 31, 2008. Units held in collective trusts are valued at the unit value as reported by the investment managers, which is based on the quoted market value of underlying assets or market interest rates and quoted values for similar securities, as of December 31, 2009 and December 31, 2008. Short term investments are stated at cost which approximates fair value. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Participant loans are valued at their outstanding balances, which approximate fair value.

Participant Account Valuation

Participant account balances are valued under the unit value accounting method. The value of a unit is determined by dividing the net assets of each fund at each valuation date by the total number of outstanding units. The number of units is then adjusted by each participant's contributions, transfers, withdrawals and distributions based upon the unit value as of the valuation date.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and amounts reported in the Statements of Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

Note 2 - Continued

Expenses

Trustee fees and expenses, audit fees, and blanket fidelity insurance premiums are paid by the Company. Recordkeeping, communication, and other administrative expenses are paid by the Plan, through adjustments to the net asset value ("NAV") of certain funds. Expenses related to the purchase and sale of securities including commissions, fees and stock transfer taxes are paid by the Master Trust and are netted with the cost of purchases or the proceeds from sales.

Subsequent Events

Plan Management has considered the circumstances under which the Plan should recognize or make disclosures regarding events or transactions occurring subsequent to the balance sheet date. Adjustments or additional disclosures, if any, have been included in these financial statements.

Note 3 - Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 25, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter, however, the Plan Administrator believes the Plan and trust continue to be designed and operated in compliance with the requirements for income tax exemption under the Internal Revenue Code, and no income tax provision is required.

The Plan recognizes the tax benefits of certain tax positions only when the position is "more likely than not" to be sustained assuming examination by tax authorities. The tax benefit recognized is the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. As of and during the period ended December 31, 2009, the Plan did not have any liabilities for uncertain tax positions. The Plan's tax years for 2006, 2007, and 2008 are open and subject to examination by the Internal Revenue Service.

Note 4 - Investment in the Master Trust

The Plan's investment in the Master Trust represents 5% or more of the net assets available for benefits. At December 31, 2009, the Plan's specific interest in the net assets of the Master Trust was 28.6% (26.8% at December 31, 2008). Net assets of the Master Trust at December 31, 2009 and 2008, were as follows:

	December 31, 2009	December 31, 2008
Common Stock - MeadWestvaco (December 31, 2009: 10,772,960 shares; December 31, 2008: 11,397,968 shares)	$306,998,345	$127,543,262
Registered investment companies	273,362,536	221,553,299
Common collective trusts	178,049,438	130,540,503
Synthetic GICs	141,450,095	132,389,946
Participant loans	30,843,179	31,431,106
Total investments, at fair value	930,703,593	643,458,116
Net (payables)/receivables from pending transactions and expense accruals	(103,774)	(2,105,843)
Net assets	930,599,819	641,352,273
Adjustment from fair value to contract value for fully benefit-responsive contracts	5,738,267	12,056,254
Net assets, at contract value	$936,338,086	$653,408,527

Note 4 - Continued

Fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for benefits. The Master Trust holds an investment in a Stable Value Fund which consists of holdings in a common collective trust ("CCT"), synthetic GICs, cash, and cash equivalents.

The CCT holds investments in both traditional and synthetic GICs. The fair value of the Master Trust's investment in the CCT is apportioned on the basis of the relative interest of each participating investor. The contract value of the CCT was $6,564,257 and $9,432,179 at December 31, 2009 and 2008, respectively. The fair value of the CCT was $6,260,332 and $8,597,431 at December 31, 2009 and 2008, respectively.

The synthetic GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts or wrapper contracts issued by a third-party which are backed by underlying assets. The overall credit quality of the portfolio of assets underlying the synthetic GICs is AAA. The portfolio includes mortgages, fixed income securities, and United States treasury notes and bonds. The contract value of the synthetic GICs was $146,884,437 and $143,611,452 at December 31, 2009 and 2008, respectively. The fair value of the synthetic GICs was $141,450,095 and $132,389,946 at December 31, 2009 and 2008 respectively.

The contracts (wrapper contracts) are credited with earnings on the underlying investments and charges for participant withdrawals and wrapper fees. The contracts are included in the financial statements at contract value because they are fully benefit-responsive. The crediting interest rate is based on an agreed-upon formula with the contract issuer and is adjusted quarterly to reflect the performance of the underlying investment securities. The Stable Value Fund average yield based on earnings at fair value approximated 3.20% and 6.19% for 2009 and 2008, respectively. The Stable Value Fund average yield based on interest credited to participant's accounts approximated 2.07% and 4.10% for 2009 and 2008, respectively.

Note 4 - Continued

For the CCT and synthetic GICs, fair value is equal to the market value of the underlying security plus any accrued interest. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents, including complete or partial plan termination or merger with another plan; (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions; (3) plan sponsor events, such as divestitures or spin-offs of subsidiaries, that cause a significant withdrawal from the Plan, or; (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The net earnings of the Master Trust during the year ended December 31, 2009 (including gains and losses on investments bought and sold, as well as held during the year) resulted from the following:

Interest and dividend income	$ 20,477,067
Net appreciation in fair value of investments:	
Common stock - MeadWestvaco	204,626,932
Registered investment companies	50,515,013
Common collective trusts	26,815,294
Net earnings of the Master Trust	$302,434,306

Note 5 - Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Additionally, participants have the option of investing in MeadWestvaco common stock. There were purchases of 1,137,040 shares of MeadWestvaco common stock by the Master Trust totaling $13,068,857, and distributions of 1,812,048 shares totaling $38,240,707 for the year ended December 31, 2009.

Note 6 - Fair Value Measurement

On January 1, 2008, the plan adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820-10 "Fair Value Measurements and Disclosures," which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Inputs may be based on independent market data ("observable inputs") or they may be internally developed ("unobservable inputs"). The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820-10 are as follows:

Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Plans have the ability to access at the measurement date (a "Level 1 Price");

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not considered to be active, inputs other than quoted prices that are observable for the asset or liability, and inputs that derived principally from or corroborated by observable market data by correlation or other means (a "Level 2 Price");

Note 6 - Continued

Level 3 - Unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available (including the Plan's own assumptions used in determining the fair value of investments) (a "Level 3 Price").

Our assessment of the assets specific to the Master Trust (which holds the assets of the retirement plans) and are based on the lowest level of any input that is significant to the fair value measurement in its entirety, as of December 31, 2009 and 2008. The categorization of a value determined for a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Plans' perceived risk of that instrument. Plan Management has used valuation techniques to maximize observable inputs and minimize the use of unobservable inputs.

Total Trust assets at fair value classified within Level 3 were $30,843,179 and $31,431,106, as of December 31, 2009 and 2008, respectively. Such amounts were 3% and 5% of "Total investments" on the Trust's statement of net assets at fair value as of December 31, 2009 and 2008, respectively. The following information is presented for assets recorded in the Plan's statement of net assets available for benefits at December 31, 2009 and 2008, respectively.

MEADWESTVACO CORPORATION

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FOR BARGAINED HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 6 - Continued

Asset	December 31, 2009	Level 1	Level 2	Level 3
Registered Investment Companies and Common Collective Trusts:				
Lifestyle	$ 59,988,398	$ -	$ 59,988,398	$ -
Large-Cap Equity	173,911,258	118,387,921	55,523,337	-
International Equity	69,890,735	54,106,949	15,783,786	-
Small-Mid Cap	37,734,754	31,503,347	6,231,407	-
Intermediate-Term Fixed Income	66,413,735	52,436,925	13,976,810	-
Stable Asset	6,260,332	-	6,260,332	-
Money Market	37,212,762	10,370,124	26,842,638	-
Common Stock:				
MeadWestvaco	306,998,345	306,998,345	-	-
Synthetic GIC's	141,450,095	-	141,450,095	-
Participant Loans	30,843,179	-	-	30,843,179
Total Assets at Fair Value	$930,703,593	$573,803,611	$326,056,803	$30,843,179

MEADWESTVACO CORPORATION

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FOR BARGAINED HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 6 - Continued

Asset	December 31, 2008	Level 1	Level 2	Level 3
Registered Investment Companies and Common Collective Trusts:				
Lifestyle	$ 46,404,276	$ -	$ 46,404,276	$ -
Large-Cap Equity	142,280,575	90,809,375	51,471,200	-
International Equity	53,677,814	53,677,814	-	-
Small-Mid Cap	25,890,074	25,890,074	-	-
Intermediate-Term Fixed Income	54,056,812	41,958,904	12,097,908	-
Stable Asset	8,597,431	-	8,597,431	-
Money Market	21,186,818	9,217,130	11,969,688	-
Common Stock:				
MeadWestvaco	127,543,262	127,543,262	-	-
Synthetic GIC's	132,389,946	-	132,389,946	-
Participant Loans	31,431,106	-	-	31,431,106
Total Assets at Fair Value	$643,458,116	$349,096,561	$262,930,449	$31,431,106

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2009.

	Participant Loans
Balance, beginning of year	$31,431,106
Purchases, sales, issuances and settlements (net)	(587,927)
Balance, end of year	$30,843,179

MEADWESTVACO CORPORATION

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FOR BARGAINED HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 7 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2009	December 31, 2008
Net assets available for benefits per the financial statements	$270,276,082	$175,847,256
Less: Amounts allocated to withdrawing participants	(67,418)	(33,687)
Net assets available for benefits per Form 5500	$270,208,664	$175,813,569

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2009 to the Form 5500:

	December 31, 2009
Benefits paid to participants per the financial statements	$19,845,769
Add: Amounts allocated to withdrawing participants at December 31, 2009	67,418
Less: Amounts allocated to withdrawing participants at December 31, 2008	(33,687)
Benefits paid to participants per Form 5500	$19,879,500

Note 8 - New Accounting Pronouncements

In January 2010, The Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06 "Improving Disclosures about Fair Value Measurements." ASU No. 2010-06 will require reporting entities to make new disclosures about: the amount of and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements; the inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3, and; information on purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measures. The new and revised disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measures, are effective for fiscal years beginning after December 15, 2010. At this time, management is evaluating the implications of ASU No. 2010-06. The impact on the Plan's financial statements has not yet been determined.

MEADWESTVACO CORPORATION SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN FOR BARGAINED HOURLY EMPLOYEES

(Employer Identification Number 31-1797999)

SCHEDULE H, LINE 4i - Schedule of Assets (Held at End of Year)

December 31, 2009

a.	b.	c.	d.	e.
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
*	Participant loans	Notes receivable with repayments terms of 1 -15 years and interest rates of 4.0% - 10.75%.	-	$16,440,899

*Denotes party-in-interest



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MEADWESTVACO CORPORATION SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN FOR BARGAINED HOURLY EMPLOYEES

By 
Eric J. Lancellotti
Plan Administrator

Date: June 14 2010

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements (No. 333-81642, No. 333-116860, and No. 333-147176) on Form S-8 of MeadWestvaco Corporation of our report dated June 11, 2010, relating to the statements of net assets available for benefits as of December 31, 2009 and 2008 and the statement of changes in net assets available for benefits for the year ended December 31, 2009 and the related supplemental schedule of MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees, appearing in this Form 11-K.

BDO Seidman, LLP

Richmond, Virginia
June 11, 2010



MeadWestvaco Corporation
299 Park Avenue
New York, NY 10171

+1 212.318.5715 T
+1 212.318.5035 F

JOHN J. CARRARA
Associate General Counsel and Assistant Secretary

June 14, 2010

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: MeadWestvaco Corporation Savings and
Employee Stock Ownership Plan for
Bargained Hourly Employees
Registrant CIK Number 0001159297

Dear Sir:

Enclosed for filing under the Securities Exchange Act of 1934 are four copies of the Annual Report of the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees on form 11-K for the Plan Year ended December 31, 2009. One copy has been manually signed. This copy includes the executed consent of BDO Seidman, LLP, independent accountants, relating to the financial statements.

The Annual Report is not being filed under EDGAR but under cover of FORM SE.

Enclosed is a duplicate of this letter. Kindly acknowledge receipt of this filing by stamping the duplicate letter and returning the same to my attention. A stamped self-addressed envelope is provided.

Very truly yours,

[signature]